UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒       Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Investments in Dalian Wanda Commercial Properties Co., Ltd.

On January 27, 2018, a PRC subsidiary of JD.com, Inc. (“JD.com”), along with a PRC subsidiary of Tencent Holdings Limited, entered into a strategic partnership agreement with Dalian Wanda Commercial Properties Co., Ltd. (“Wanda Commercial Properties”), a leading developer, owner and operator of commercial properties in China, and its major shareholder, Dalian Wanda Group Co., Ltd. Pursuant to the agreement, JD.com will invest RMB5.0 billion to purchase the shares of Wanda Commercial Properties from its existing shareholders. The closing of the transactions is subject to customary closing conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By:	/s/ Sidney Xuande Huang
Name:	Sidney Xuande Huang
Title:	Chief Financial Officer

Date: January 29, 2018